Monthly Report - April, 2016

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        2,880,518       21,934,860
Change in unrealized gain (loss) on open          (8,434,798)      (6,283,475)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.           6,488          194,311
      Treasury obligations
Interest Income 			               54,238          222,449
Foreign exchange gain (loss) on margin deposits        55,857          211,517
				                 ------------    -------------
Total: Income 				          (5,437,697)       16,279,662

Expenses:
   Brokerage commissions 		              981,491        4,088,174
   Management fee 			               35,495          143,602
   20.0% New Trading Profit Share 	            (118,783)          262,880
   Custody fees 		       	                    1            9,564
   Administrative expense 	       	              101,174          391,530
					         ------------    -------------
Total: Expenses 		                      999,378        4,895,750
Net Income(Loss)			   $      (6,437,075)       11,383,912
for April, 2016

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (180,434.249    $     5,926,539    213,638,134    219,564,673
units) at March 31, 2016
Addition of 		 	          5,261        648,859        654,120
478.248 units on April 1, 2016
Redemption of 		 	              0    (2,540,413)    (2,540,413)
(2,169.736) units on  April 30, 2016*
Net Income (Loss)               $     (150,137)    (6,286,938)    (6,437,075)
for April, 2016
         			   -------------   -------------   -----------


Net Asset Value at April 30, 2016
(178,793.594 units inclusive
of 50.833 additional units) 	      5,781,663    205,459,642    211,241,305
				  =============  ============= ==============


		GLOBAL MACRO TRUST April 2016 UPDATE
                      Year to Date     Net Asset
Series	  April ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (3.04)% 	   5.17%  $    1,148.31	  161,758.617 $   185,749,201
Series 2     (2.21)% 	   5.34%  $    1,438.15	        6.799 $         9,778
Series 3     (2.19)% 	   5.39%  $    1,458.35	   14,244.707 $    20,773,712
Series 4     (2.53)% 	   7.43%  $    1,691.63	    2,783.471 $     4,708,614

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					May 12, 2016
Dear Investor:


The Trust posted a loss in April largely because interest rates rose broadly across developed markets, generating declines on long interest rate futures positions. Trading of equity futures was unprofitable, particularly at month end, and trading of metal futures was also fractionally unprofitable. Meanwhile, trading of currency forwards and grain futures each produced slight gains. Trading of energy, soft commodity, and livestock futures were each nearly flat.

In the wake of a steadier Chinese yuan, a weaker U.S. dollar, stronger crude oil and other commodity prices, and a stimulus induced rebound in Chinese growth, risk aversion dissipated for most of the month, and market participants reduced long positions in government note and bond futures. Consequently, as interest rates rose, losses were sustained on long positions in German, Italian, French, British, U.S., and Canadian note and bond futures. Some evidence that inflation was picking up--albeit slowly--also underpinned the modest increase in interest rates. Near month end, after the Fed and Bank of Japan both left their monetary policies unchanged, interest rate futures experienced further price declines.

Equity trading was unprofitable largely due to losses on long positions on the final two trading days of the month. Stock futures had strengthened for most of April, but late in the month currency market turmoil seemed to trigger widespread sales. Weak first quarter profits reports from the U.S.--especially from tech companies including Apple--also undermined share prices. Long positions in French, German, British, Chinese, Hong Kong and U.S. NASDAQ futures were unprofitable, especially at month end. Also, short Spanish, Japanese and the EURO STOXX futures registered losses earlier in the month as prices rose. Trading of Korean and Taiwanese equity futures resulted in small losses too. Meanwhile, long positions in Canadian and Australian futures and a short VIX trade posted partially offsetting gains.

Short positions in a variety of precious and industrial metals were fractionally unprofitable as prices rose during April on the back of a weaker U.S. dollar, the growth rebound in China, and increased market turmoil at month end.

Energy prices advanced during April, perhaps because of the growth bounce in China, better first quarter growth in Europe and a declining U.S. dollar. Neither the failure of the Doha meeting to freeze production, nor the continuing inventory oversupply prevented the price gains. On balance, losses on short positions in WTI crude, heating oil, London gas oil and natural gas marginally outweighed profits from long Brent crude and RBOB gasoline positions.

Grain trading was marginally profitable as a gain from a long soybean position more than offset losses from short corn and wheat trades.

FX markets went from calm to tumultuous on the last few days of the month. The trigger for the shift seemed to be lack of monetary policy moves by the Bank of Japan and Fed that sent the yen soaring to an 18 month high under yen107/$, and pushed the dollar down to an 11 month low versus the Bloomberg currency index. A weaker U.S. dollar led to small profits on short dollar positions versus the British, Brazilian, Chilean, Columbian, Israeli, Mexican, New Zealand, Russian, South African, Singaporean, and Swedish currencies. Partially offsetting losses were sustained on short dollar positions relative to the Australian, Indian, Korean, Polish and Turkish units and from trading the euro against the zloty.



				    Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman